Mail Stop 4561
								July 25, 2005

Lawrence D. McGovern
Executive Vice President and CFO
150 Almaden Boulevard
San Jose, California 95113

Re:	Heritage Commerce Corp
	Item 4.01 Form 8-K
      Filed June 2, 2005
	File No.  000-23877

Dear Mr. McGovern:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant`s Certifying Accountant
1. Revise the second paragraph of the disclosure to refer to the consolidated financial statements for the years ended December 31, 2004 and 2003.
2. Revise to provide the information required by Item 304(a)(1)(v) of
Regulation S-K, regarding the reportable event that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.
In detail, supplementally describe the nature of each reportable event and the amount involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.
3. Revise to disclose the nature of the accounting errors and misapplication of accounting principles. If various in type, clearly disclose the nature of each type of error or misapplication. Clarify the effect of the errors or misapplications on previously issued financial statements. If no effect on the financial statements, explain why not in the amendment. Refer to Regulation S-K Items 304(a)(1) (iv) and (v).
4. In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:

* in what period each material weakness and accounting error or misapplication of GAAP occurred,
* the amount of each accounting error and misapplication of GAAP,
* the reason(s) for each error or misapplication of accounting,
* whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
* in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or pan to implement) to correct each concern.
5. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.
6. Provide us with any letter of written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.
7. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with

marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3695.

							Sincerely,


							Chris Harley
							Staff Accountant






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Mr. Lawrence McGovern
Executive Vice President And CFO
Heritage Commerce Corp
July 25, 2005
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